

March 29, 2022

Xinpeng Luo
Chief Accountant
Guangshen Railway Company Limited
No. 1052 Heping Road, Luohu District
Shenzhen
People's Republic of China 518010

       Re: Guangshen Railway Company Limited
          Form 20-F for Fiscal Year Ended December 31, 2020
          Response dated February 28, 2022
          File No. 001-14362

Dear Mr. Luo:

      We have reviewed your February 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information
D. Risk Factors, page 7

1.   Please revise to provide risk factor disclosure specifically addressing the designation of the railroad transportation services and / or railway infrastructure and transportation equipment as a national security interest of The People's Republic of China. This disclosure should explain how any change in this type of designation would impact your operations, including your ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties. Also address the impact this would have on the value of your ADSs. Provide us with your proposed revisions in response to this and our other comments.

2. As a company based in and with the majority of its operations in China, please revise to include a stand-alone risk factor regarding the enforceability of securities law liabilities against your officers and directors.

Risks Associated with Technology and Cybersecurity, page 13

3. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, including regulations issued in 2022, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risks Relating to Our Shareholders, page 14

4. We note the revised disclosure you intend to provide in response to comment 1 in your letter dated December 21, 2021 regarding certain requirements for investments to be approved by designated governmental authorities and that you have no current plan to issue securities for fund-raising purpose. Please revise to also address whether Chinese regulatory authorities could regulate, oversee, control or disallow your listing, resulting in the value of your securities significantly declining or becoming worthless.

5. We note the proposed revision made in response to comment 2 in your letter dated December 21, 2021 with regard to significant changes in laws or regulations. Please also provide disclosure regarding risks associated with new rules and regulations promulgated by the Chinese government (whether enacted or proposed) beyond your ability to issue new securities. For example, as you are an infrastructure-related company, address potential limits on foreign ownership in the sector in which you operate. This disclosure should address the scenario where foreign investment in railroads and related businesses are prohibited or restricted and the consequences to the value of your ADSs.

6. The revised disclosure provided in the response to comment 2 in your letter dated October 27, 2021 states that even though GRGC owns less than a majority of your shares, it can still exert significant influence over you as your largest shareholder under the terms of your corporate governance structure. Please expand this disclosure to provide additional detail regarding the nature of your relationship with the Chinese government, including as it relates to the interests of GRGC and explain the impact this could have on your corporate actions and their outcomes. This disclosure should be specific and cover the various ways the Chinese government could influence or control your operations and activities along with the different potential effects this could have on you, including as it relates to the value of your securities.

Risks Relating to Conducting Business in China, page 16

7. In response to comment 1 in your letter dated October 27, 2021 you proposed to place the Risk Factor subsection titled "Risks Relating to Conducting Business in China" towards the forepart of the Risk Factors section. Please include the revised disclosures you intend

to provide regarding the risks relating to operating and being based in China as the first item in the Risk Factors section of your annual report.

8.   The revised disclosure provided in the response to comment 5 in your letter dated October 27, 2021 states "…the PRC government may substantially influence our operations in a variety of ways at any time…" Please further revise this disclosure to also highlight separately the risk that the Chinese government may intervene in your operations at any time.

9.   We note your response to prior comment 1. Please provide us with a sample of the revised disclosure you intend to provide.

10.   We note your response to prior comment 2. Note that this disclosure should explain that being identified as a company whose audit report was issued by a firm that cannot be inspected or investigated completely could have a negative effect on the value of your securities or cause investors to lose confidence in your financial statements and reporting. Acknowledging that you voluntarily delisted your ADSs from the NYSE, also explain that if your securities were prohibited from being traded on or were delisted from the U.S. securities exchanges, investors could lose all of the value of their investment and your securities could become worthless. Please provide us with a sample of the revised disclosure you intend to provide.

11.   Revise your disclosure to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

12.   Your response to comment 1 in your letter dated December 21, 2021 states that any future issuance of securities to foreign investors would be subject to review and approval of the China Securities Regulatory Commission (CSRC). Further revise this disclosure to address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Government control of currency conversion may adversely affect our operations and financial results, page 16

13.   Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions

made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear whether transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and U.S. investors.

Item 4 - Information on the Company
C. Organizational Structure, page 38

14.   Please revise to provide a chart illustrating your corporate organization that depicts with adequate detail your significant subsidiaries and any entities in which your operations are conducted.

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation